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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

American Vantage Companies
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03037B106
(CUSIP Number)
July 20, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	03037B106

1	NAMES OF REPORTING PERSONS: Corriente Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		461,285

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		461,285

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	461,285

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.05%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	03037B106

1	NAMES OF REPORTING PERSONS: Corriente Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		461,285

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		461,285

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	461,285

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.05%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	03037B106

1	NAMES OF REPORTING PERSONS: Corriente Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		461,285

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		461,285

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	461,285

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.05%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO/IA

CUSIP No.	03037B106

1	NAMES OF REPORTING PERSONS: Mark L. Hart, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		461,285

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		461,285

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	461,285

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.05%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of Issuer
          American Vantage Companies
(b)	Address of Issuer’s Principal Executive Offices
          4735 S. Durango Dr., Suite 105, Las Vegas, Nevada 89147
Item 2.
(a)	Name of Person Filing
          The names of the persons filing this statement are: (i) Corriente Partners, L.P. (“CP”); (ii) Corriente Capital Management, L.P. (“CCM”); (iii) Corriente Advisors, LLC (“CA”) and (iv) Mark L. Hart, III (“Hart”).
          CCM is the sole general partner of CP, CA is the sole general partner of CCM and is the investment adviser to CP. Because of the relationships described herein, CCM, CA and Hart may be deemed to be beneficial owners of the 461,285 shares owned and/or held by or for the account or benefit of CP. CCM, CA and Hart expressly disclaim beneficial ownership of shares owned and/or held by or for the account or benefit of CP, except to the extent of the pecuniary interest of CCM, CA or Hart in such shares.
          Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.
(b)	Address of Principal Business Office or, if none, Residence
          The address of the principal business office of each of the reporting persons is 301 Commerce Street, Suite 1840, Fort Worth, Texas 76102.
(c)	Citizenship
          See the disclosure provided in response to Item 4 on the attached cover page(s).
(d)	Title of Class of Securities
          Common Stock, $0.01 par value per share, of American Vantage Companies
(e)	CUSIP Number
          03037B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:
          See the disclosure provided in response to Item 9 on the attached cover page(s).
(b)	Percent of class:
          See the disclosure provided in response to Item 11 on the attached cover page(s).
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
     See the disclosure provided in response to Item 5 on the attached cover page(s).
(ii)	Shared power to vote or to direct the vote:
     See the disclosure provided in response to Item 6 on the attached cover page(s).
(iii)	Sole power to dispose or to direct the disposition of:
     See the disclosure provided in response to Item 7 on the attached cover page(s).
(iv)	Shared power to dispose or to direct the disposition of:
     See the disclosure provided in response to Item 8 on the attached cover page(s).

Item 5.	Ownership of 5% or Less of a Class.
          Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
          Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Not Applicable

Item 8.	Identification and Classification of Members of the Group
          Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group
          Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10.	Certifications
          (a) Not Applicable
          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          Each reporting person certifies that, after reasonable inquiry and to the best of such reporting person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

Corriente Partners, L.P.

By:	Corriente Capital Management, L.P., its general partner

By:	Corriente Advisors, LLC, its general partner

By:	/s/ Mark L. Hart, III

Name:	Mark L. Hart, III
Title:	Manager
Date:	August 16, 2006

Corriente Capital Management, L.P.

By:	Corriente Advisors, LLC, its general partner

By:	/s/ Mark L. Hart, III

Name:	Mark L. Hart, III
Title:	Manager
Date:	August 16, 2006

Corriente Advisors, LLC

By:	/s/ Mark L. Hart, III

Name:	Mark L. Hart, III
Title:	Manager
Date:	August 16, 2006

Mark L. Hart, III

By:	/s/ Mark L. Hart, III

Name:	Mark L. Hart, III
Date:	August 16, 2006

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
1	Joint Filing Agreement dated August 16, 2006 among Corriente Partners, LP., Corriente Capital Management, L.P., Corriente Advisors, LLC and Mark L. Hart, III